1117095

2-1-02

02020513

# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## REPORT OF FOREIGN PRIVATE ISSUER

## PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION
FEB 27 2002
WASH. D.C. 340

**For the month of February 2002**

**Tioga Technologies Ltd.**
**(Translation of registrant's name into English)**

**32 Nahalat Yitzhak Street**
**Tel Aviv, Israel, 67448**
**011-972-3-696-2121**
**(Address of principal executive offices)**

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

PROCESSED
MAR 13 2002
THOMSON FINANCIAL

TIOGA TECHNOLOGIES LTD.
FORM 6-K

**Letter Agreement**

On February 14, 2002, the registrant entered into the letter agreement with Orckit Communications Ltd. attached to this report as Exhibit 99 which is incorporated herein by reference.

**Information Incorporated by Reference**

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

**Signatures**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIOGA TECHNOLOGIES LTD.
(Registrant)

Date: February 19, 2002

By ______________________
Douglas D. Goodyear
President and CEO

## Exhibit Index

| Exhibit Number | Description of Exhibit |
|---|---|
| 99 | Letter of Orckit Communications Ltd. to Tioga Technologies Ltd. regarding modification of Loan Agreement dated as of January 1, 2000, the Debenture dated June 30, 2000, and the Intellectual Property Agreement attached as Exhibit B to the Separation Agreement (the "IP Agreement") dated June 20, 2000 entered into by and between Tioga and Orckit |

February 14, 2002

Tioga Technologies
38 Nahalat Yitzhak
Tel Aviv, Israel

Attention: Doug Goodyear, President and CEO

Re: Tioga Technologies Ltd. ("Tioga") debt to Orckit Communications Ltd. ("Orckit").

This letter is written in connection with your intention to execute a Technology Transfer Agreement (the "TTA"), a Development Marketing and Services Agreement (the "Services Agreement") and an Option Agreement (the "Option Agreement") with a third party (the "Third Party"), in February, 2002 (the "Business Combination").

The undersigned, as a secured lender of Tioga pursuant to the Loan Agreement (the "Loan Agreement") dated as of January 1, 2000, the Debenture (the "Debenture") dated June 30, 2000, and the Intellectual Property Agreement attached as Exhibit B to the Separation Agreement (the "IP Agreement") dated June 20, 2000 entered into by and between Tioga and Orckit, hereby irrevocably, subject to the terms of this letter, agrees as follows:

1. Following the signature of the agreements pertaining to the Business Combination and prior to the earlier of (i) February 1, 2003 and (ii) the Option Closing (as defined under the Option Agreement) (the "Termination Date"), Orckit shall request from Tioga, and Tioga shall pay to Orckit, as part of the repayment of the loan pursuant to the Loan Agreement, the payments set forth below, on account of the principal of the Loan, which payments shall not exceed an aggregate amount of US$16 million, according to the following schedule:
upon Closing of the TTA (as defined therein): US Dollars 13,000,000;
thereafter, until the Option Closing, Tioga will make additional payments as per Orckit request herein, in an amount equal to (i) the cash actually received by Tioga from OCS grants covering activities for 2002 plus (ii) the cash actually released to Tioga in connection with the escrow under the Silicon Value Asset Purchase Agreement dated April 23, 2001.

   Nothing contained herein is intended, nor shall it be interpreted, to be a waiver by Orckit of its right to receive from Tioga the full amount of the Loan and interest due thereon under the Loan Agreement.

2. Orckit shall not demand any amount in excess of the amount set forth in Section 1 above or trigger an acceleration of the payment due pursuant to the Loan Agreement until the Termination Date; provided, that (i) the Charge, as defined in the Debenture, securing the unpaid balance loan to Orckit, shall remain in full force and effect, and (ii) the Services Agreement remains in full force and effect with the payments due thereunder to Tioga being made in

accordance with the terms thereof, whether or not Tioga is in receivership or liquidation or is insolvent, or the like.

In case of Merger of Tioga with the Third Party, Orckit shall assume all obligations connected to the Tioga/Orckit convertible debt provided that the Third Party shall pay the corresponding amount required to Orckit, as deducted from the Option Consideration.

3. Upon the Closing of all of the agreements in respect of the Business Combination, sections 2.2 (b) and 3.1 (b) of the IP Agreement shall be amended so that the date "January 15, 2004" shall be inserted instead of the date "May 1, 2002".

4. Orckit hereby acknowledges that the rights defined under sections 2.2 (c) and 3.1. (c) of the IP Agreement were valid only until January 2002.

5. Upon and concurrently with the Option Closing, the entire balance of the Loan, together with all accrued and unpaid interest thereon, shall be paid by Tioga to Orckit.

6. Except as amended hereby, the Loan Agreement and the Debenture remain in full force and effect.

____________________

Orckit Communications Ltd.
By:
Name:
Title:

Acknowledged and accepted

___________________________

Tioga Technologies Ltd.
By:
Name:
Title: